New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
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August 2, 2021

Board of Directors - All Members	Mr. Angus Russell, Chairman
Mallinckrodt Plc.	Mr. Mark Trudeau, Director
53 Frontage Road, Shelbourne Building	Mr. David Carlucci, Director
Hampton, N.J. 08827	Mr. J. Martin Carroll, Director
Mr. Paul R. Carter, Director
Mr. David Norton, Director
Ms. Anne C. Whitaker, Director
Ms. Joann Reed, Director
Mr. Kneeland Youngblood, Director
Mr. Carlos V. Paya, M.D., Ph. D., Director

Broadridge, Inc.	Mr. Richard Daly, Executive Chairman
1155 Long Island Avenue	Mr. Chris Perry, President
Edgewood, N.Y. 11717	Mr. Tim Gokey, Chief Executive Officer

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:  Failure of Response to Critical Integrity Issues/Concerns Raised to Board of Directors - Mallinckrodt Plc.

Ladies and Gentlemen of the Board:

This letter is being addressed to the Mallinckrodt Plc. (the "Company") board of directors (the "Board"), due to your failure to respond entirely (despite our courtesy attempt of closed-door communications) to the June 1, 2021, and July 7, 2021, letters to the Board from The Buxton Helmsley Group, Inc. ("BHG").  In that most recent July 7 letter, we raised the ultimate of possible integrity concerns/issues, entirely relating to your most recent stunt that takes your violations of Irish law and breaches of fiduciary duty to unimaginable levels:  The upcoming August 13, 2021, Annual General Meeting and according "election", which you are attempting to certify as a legitimate, democratic renewal of your directorships under the most fallacious, illegal, and immoral pretenses possible.  Toward the end of this letter, I have also thrown in an additional ten violations of Irish law and the Companies Act of 2014 (the "Act").  The more BHG and its counsel reviews your conduct alongside that Act's statutes, we find that the known violations are the utter tip of the iceberg - it is beyond flabbergasting what you believe you are going to get away with.

Before I even begin, I am going to, as I also did when I privately delivered BHG's July 7, 2021, letter to the Board, remind you of the Mallinckrodt Plc. Guide to Business Conduct.  You so interestingly took the opportunity to point out that corporate governance document in your July 2, 2021, proxy statement filing.  That Guide to Business Conduct was drafted by this Company's directors and is the framework of ethical business conduct which you took an oath to comply with upon acceptance of your directorship positions.

Specifically, and ironically, you took the time to highlight that the
Mallinckrodt Plc. Guide to Business Conduct:

"Prohibits any employee from retaliating against anyone for
raising or helping to resolve an integrity question."

BHG reminds you of this clearly ongoing policy of the Company, being you took the time to cite it, but already have violated it with your lawsuit against shareholders after they raised massive integrity issues/concerns that you never addressed, nor even responded to (except with your retaliation against shareholders raising integrity issues/concerns in the form of your lawsuit, which was the absolute first time BHG "heard" from our fiduciaries).  In light of nothing but utter silence from our fiduciaries at the time of such critically unsettling integrity issues/concerns being raised, this shareholder base was left with no other recourse but to pursue our rights under the Act, with the possible calling of an extraordinary general meeting to dismiss you for cause and replace you.  Rather than that causing you to change course and react in accordance with your fiduciary duties by addressing and resolving such numerous and massive integrity concerns/issues that you had ignored thus far (whether you addressed/resolved those concerns through written communication or via the telephonic conference that we were forced to formally demand through a 13-D filing), instead you responded by slapping a lawsuit on BHG to muzzle your entire shareholder base, in complete violation of the Act, § 212 (that statute, absolutely prohibiting minority shareholder oppression, without exception).  That violation of actual Irish law (and not just our Guide to Business Conduct) was a much more serious offense than your retaliatory lawsuit against those raising integrity concerns was already.  Then, as if it could not get worse, the Company further demonstrated their intentions by making a false statement before the U.S. Bankruptcy Court, gaslighting The Honorable John T. Dorsey and all present, falsely stating that this Company was not traded on any regulated exchange in a European Union member state, when BHG had just before explicitly pointed out to Judge Dorsey that the Company's stock traded under ticker "MCD" on the Frankfurt Stock Exchange.  After giving the exact ticker on the exact stock exchange, BHG went even so far thereafter to define when Germany became a member state of the European Union, yet you still made a contrived and false statement on the record of the court that this Company was not traded on any regulated exchange in the European Union, falsely portraying that this shareholder base did not have the right to call an extraordinary general meeting under the Act, §§ 178, 1099, and 1101 (§ 1101, lowering the necessary quorum for an EGM to 5% of outstanding shares, since this Company is an Irish-incorporated PLC and its shares are traded on a regulated exchange in a European Union member state, which is Germany's Frankfurt Stock Exchange).  And if you want to claim that you and your counsel did not even know where your shares are traded, that is the exact reason why so many at this reorganization table believe that those on the side of the Company in this reorganization are either completely incompetent or unethical (I will give you the liberty of picking which word, as one of them most definitely applies).  And if you were not aware of where your shares are traded, then you are still dishonestly going along with an erroneous statement because it is convenient thereafter for your motives (you have not corrected course after all of BHG's letters to the Board, so we must assume your course is intentional), which is equally as shameful.  I will lastly note that your actions can never be in line with your fiduciary duties when you label those whom you have a fiduciary duty to as an "adversary" (as you did in your "adversary complaint" filed against BHG).  How perplexing…  As held In Re Systems Services Building Group, Ltd. [2020], a directors' fiduciary duties to the entirety of a Company's capital structure survives even absolute insolvency (even throughout reorganization/liquidation proceedings).  Whether you are fond of your shareholder base or not, the High Court of Ireland has not authorized you to strike us from the record, so you are entirely violating your fiduciary duties to your shareholders, whether you think you owe them to us or not.  With BHG having been personally contacted by a sizable portion of your shareholder base (much larger than the quorum required to call an EGM), I can tell you that your shareholders are far from fond of you all, but the difference is that we own this Company that you have absolutely hijacked it in complete violation of the Act, § 212.  Whether you think your way of course is ethical or not, it is up to this shareholder base to deal with our business as we wish (as proven by the Act, § 680, requiring uninterrupted shareholder meetings and votes, even during an insolvent Irish company's liquidation proceedings, to ensure that directors are completely upholding their duties to the entire capital structure of even an insolvent company, including shareholders).

Since you do not take our letters seriously when we give you the benefit of not airing out such integrity concerns publicly, BHG's past three letters are being included in a (simultaneous to this letter) 13-D filing with the U.S. Securities and Exchange Commission, so that those whom you have a fiduciary duty to and the investing public can see the ultimate integrity issues that you have not resolved, nor merely even attempted to address.  This letter and those disclosed as part of the simultaneous 13-D filing very clearly include no actions intended or proposed to be taken during U.S. restructuring proceedings and, in fact, reaffirm that shareholders are allowed to take no actions at all, as is also very clear with your restraining order governing the actions of your entire shareholder base.  BHG would not feel comfortable accepting your board seats, even if you offered them today - you are here to stay until you can explain yourselves before the High Court of Ireland, and we are making sure of it.  As much as you want to gag your shareholder base though, we are indeed allowed to speak, as long as it is not false statements that we are making (just because our opinion does not match yours does not make it misleading), and we have a right to air out all violations of this Company to this shareholder base so that they are educated on all of the acts, violations, and absolute breaches of duty this Board and management are trying to sweep under the rug.  Even if the U.S. Court is not enforcing Irish law right now, that does not give you an excuse, nor a right, to continue to knowingly violate it, and act as though it does not exist.  Your violations and breaches are seemingly and alarmingly heightening by the day.  This letter (and those letters included in the 13-D filing simultaneous to this letter) merely (and, rightfully) inform shareholders of the numerous integrity issues/concerns that BHG has raised, that this Board has not even attempted to resolve, and has provided no justification for as fiduciaries of this Company.  Again, your claim of insolvency does not relieve you of your fiduciary duty to every part of the capital structure under Irish law, including shareholders (no matter how much you wish they did not exist).  You do not lose that duty (an unchanged duty) until the Irish High Court sanctions your "scheme" and authorizes you to strike your shareholders from the record.  Your mere, unsupported response of "we disagree with the assertions made therein" to BHG's May 20, 2021, letter to the Board, raising already-massive integrity issues/concerns before this "election" was scheduled, could not be more tasteless, inappropriate, and incongruous with your duties (as we note in our June 1, 2021, for all shareholders to see).  Those few words are the response you have for ten full pages (just that first letter) of unreservedly alarming integrity issues/concerns raised, with no justification?  Then, you did not even take the time to merely respond with anything at all to the letters from June 1, 2021, and July 7, 2021 (not even an acknowledgement)?  By including this letter, and those past three letters (again, the last two of which you never even acknowledged receipt of), in a public 13-D filing, you have no excuse as to not having received them or otherwise.  If you want to claim that it was inappropriate to publicly distribute these letters, then take your fiduciary duty seriously when you are given the courtesy of receiving such disconcerting letters behind closed doors.

As noted in the July 7, 2021, letter from BHG to the Board, you did not disclose to the U.S. Bankruptcy Court (at the time of the hearings on your requested restraining order against your shareholder base) that, when you wished "to enjoin the shareholder meeting" (directly your words, from your "adversary" complaint against your own shareholders whom you have a fiduciary duty to) possibly being called by BHG because such a possible shareholder meeting would cause such "irreparable harm", you would then then turn around and attempt running such an inherently fraudulent/tampered meeting and "election", where your shareholders are prohibited from voting against directors (directly from the restraining order, an "action seeking to remove … any directors or officers of any Debtor"), barred from submitting any director nominations as alternatives to existing directors, barred from submitting absolutely any shareholder proposals (directly from the injunction, prohibiting "any steps to … schedule … or to propose any matters to be acted upon by Mallinckrodt shareholders").  The U.S. Bankruptcy Court barred the meeting you wished to enjoin from occurring, so that a meeting would not occur at all, because you, our Board, and the Company, again, claimed any such possible meeting allowing your shareholders' voices to be heard would cause such "irreparable harm"; that was not to allow you to run an unquestionably fake and tampered election.  To be clear, as also noted in the July 7, 2021, letter from BHG to the Board, we are telling you that you need to sit in your seats to face the High Court of Ireland after all you have done behind Ireland's back (BHG wants no chance that you will have an excuse to leave your positions through being "voted out"), but you are not going to stay in those seats on this attempted false premise that you properly held a meeting for your democratic re-election, as that is factually false, and beyond a lie (the Irish High Court can determine whether or not you have crossed into the realm of fraud).  While your term as a director is therefore no longer rightfully renewed and I do not understand quite how you are going to explain to the High Court of Ireland how you can still be in your positions without a proper, valid, genuinely democratic re-election (free of violations of the Act, § 212), you must have some explanation for everything else you are doing, so I am sure you can cook up another irrational rationalization of violating Irish law for this violation of the Act, § 175, too.  There was supposed to be no meeting at all because, as you - again - stated, it would cause "irreparable harm" - that was not a cue, nor an authorization, to run a fraudulent and manufactured one.  Your attempt to maintain a false front of compliance with the Act, § 175 (statutorily requiring annual general meetings of the directors be held no further than 15 months from the previous), is your inherent admission that you have no right (under Irish law, as an Ireland-incorporated company, which seems to continually slip your mind, as you obviously continue to believe you are on some vacation from the laws of your home country) to strip the voice/rights of your shareholders, or use a foreign court to side-step those statutory obligations under the Act relating to shareholder rights, annual general meetings, and extraordinary general meetings, including the circumstances under which they are statutorily required to be held (in the case of an annual general meeting, no more than 15 months after the previous annual general meeting, and in the case of an extraordinary general meeting, upon the requisition of shareholders representing the proper quorum under the Act, §§ 178, 1099, and 1101).  It is impossible to be compliant with the Act, § 175, while having already stripped the rights of your shareholders in complete violation of the Act, § 212, with a literal restraining order.  The U.S. Bankruptcy Court, again, nowhere in that order, authorized this Board to hold an inherently fraudulent election after you wished to enjoin a shareholder meeting from occurring altogether (then thought you would attempt running a manufactured one), endeavoring a then-fraudulent certification of a then-tampered/false "election" and its "results".  The manufactured "election" you are saying Broadridge should certify is the same as if the management and Board scavenged the ballot box and threw out the votes of their dissident shareholders before they could be counted, or (on a larger scale) just as if the President of the United States ordered all individuals who attempted to submit votes against him/her or any other potential nominees on their ballot be jailed.  What a corrupt scheme you are attempting, and I know that Broadridge and its shareholders will not wish to be a part of it after this letter, which contains only everything that you should have disclosed already.  Broadridge, just like the auditor of a public company, is certifying the absolute legitimacy of reported results, free of tampering (in one case, financial results, and - in another case - voting/poll results).  If Broadridge were to say this election is certifiable because the number of votes "against" and "for" merely numerically are what they counted (then, deeming those numbers certifiable, legitimate election results), that would be the equivalent of Arthur Andersen certifying the financial statements of Enron merely because - at face value - the management-submitted balance sheet's assets, minus liabilities, equaled the line stating shareholder's equity.  I do not think anyone would dispute that such a perfunctory criterion of face value substantiation for what constitutes certifiable, "legitimate results" fared quite poorly for Arthur Andersen.  Being so, I do not believe Broadridge will choose such a mirror perilous definition of "certifiable results" to appease this Board and management putting forth such a charade (the High Court of Ireland can decide if this is attempted fraud).  That would - again - be the precise equivalent of Arthur Andersen taking the position that they merely make sure that, again, the assets minus liabilities, on the balance sheet, equal the shareholder's equity line.  That would also be the equivalent of, before the internet-age, an inspector of elections (as part of an in-person only shareholder meeting, with no electronic voting access) stating that they will certify the legitimacy of election results when no shareholder puts a hand up (no votes cast) after shareholders are polled for those "against" present directors, yet the inspector is fully aware that every shareholder had a gun to their head at the time when the board of directors "polled" for the votes of their dissident shareholders.  These examples sound like some sort of comical parody and joke, but that is what you, the Board, have made of this Company.  Such iniquitous pretenses render any possible results uncertifiable, even before results can begin being tabulated, due to the irrefutable interference and tampering by this Board and management before votes could even possibly be slipped into the "ballot box" (before ballots were even delivered to your constituency, actually).  You, the Board, interfered with the legitimacy of your own election, and dishonestly did not disclose it (not even in your proxy statement to the investing public, and therefore also the United States Securities and Exchange Commission, so I highly doubt you did to Broadridge either).  If you made proper disclosures, you would not have even gotten this far with planning to run such a sham of an "election", so it is not the fault of your shareholders for having to disclose and bring to light such material facts because you chose to disreputably stuff them under the rug yourselves.  It would not be the "fault" of BHG for disclosing the facts that you had an absolute duty to, if you had just done what you were legally obligated to from the get-go, so hang up the fatuous blame-shifting.

As I note in my July 7, 2021, letter, I highly doubt you disclosed to Broadridge (your chosen inspector of elections), at the time you engaged them for certification of the legitimacy of your re-election as directors of this Company, that you had an active restraining order dictatorially prohibiting your shareholders from voting against directors (again, "any action seeking to remove … any directors or officers of any Debtor"), and allowing you to hold them in literal contempt of court if they do.  If you had disclosed that to Broadridge, knowing the ethical standards of Broadridge myself, they would have never taken on the engagement to begin with.  Beyond the prohibition of voting against directors, you also (very incurably and fatally) tampered and manufactured the results of your attempted "election" (rendering the ballot invalid, from the start, fatally, and irreversibly, even if you lifted the restraining order today, given its missing possible proposals and nominations that were already precluded, in violation of Irish law and our corporate charter) by:

  Prohibiting possible director nominations by any shareholder (see § 6 of the injunctive order), in direct violation of our corporate charter and the Act, § 212 (directly from the injunction, prohibiting "any action seeking to … nominate, appoint … any directors or officers of any Debtor").
  Prohibiting submission of any possible shareholder proposals by any shareholder (again, see § 6 of the injunctive order), in direct violation of our corporate charter and the Act, § 212 (directly from the injunction, prohibiting "any steps to … schedule … or to propose any matters to be acted upon by Mallinckrodt shareholders").

You are nefariously and illegitimately attempting to renew your directorships at the upcoming August 13, 2021, Annual General Meeting, while you:

1. Have a formal restraining order prohibiting your entire dissident shareholder base from casting votes against you (in direct violation of the Act, § 212, unequivocally prohibiting shareholder oppression), and allowing the Board to hold shareholders in actual contempt of court, if a shareholder should vote against directors (directly from the injunctive order, an "action seeking to remove … any directors or officers of any Debtor").

2. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you neglect to disclose the, without question, material fact of a restraining order existing and restricting the actions of your entire shareholder base, and how it will fatally tamper, manipulate, and manufacture your election results, before shareholders even get delivery of their voting ballots.

3. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you inherently admit active and incurable violation of multiple articles of this Company's corporate charter (specifically, this shareholder base's absolute right to submit director nominations, submit shareholder proposals, and otherwise, which we were, to the hilt, coerced and legally precluded by this Board from doing, in direct violation of the corporate charter you took an oath to uphold, and in direct violation of the Act, § 212).

4. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you do not disclose your active oppression of shareholder rights (I know you will never, verbatim, admit a violation of the Act, § 212, citing that statute, but you have undeniably restricted the rights of your shareholders, which is absolute, undeniable restriction of rights of your shareholders that must be disclosed, no matter if that oppression of rights was "consented" to under duress or not) with your restraining order against your entire shareholder base.  You do not disclose how that oppression fatally alters the democracy (and, therefore, legitimacy) of the annual general meeting and any business matters voted on (directors voted on, etc.).

5. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you do not disclose the active and unrectified violation of the Company's Guide to Business Conduct, where you are ongoingly retaliating against all shareholders (with your active restraining order restricting the activities/rights of your entire shareholder base) after they raised previous integrity concerns/issues, instead of resolving those integrity concerns/issues, as is your fiduciary duty.  Your hollow allegations in your "adversary complaint" against BHG, used as a distorted excuse and front to push your hidden agenda of oppressing this entire shareholder base, would never even possibly exist, if you would have merely addressed and resolved the critical integrity issues/concerns raised by shareholders, instead of letting such critical issues/concerns go unanswered until the point that your constituency saw no other choice but to explore their absolute rights under Irish law to dismiss and replace you.  The fact you let the situation go so far as you did where such allegations were even possible, is your fault - far from the fault of your shareholder base.  Of course, BHG knew you would fail to list your active retaliation against shareholders (in violation of Irish law, the Act, and the Company's Guide to Business Conduct), but it is your duty to properly disclose all circumstances and facts for which shareholders should base whether you are worthy of being possibly re-elected, and that certainly would change the decisions of many voters, since you cannot even follow the rules you took an oath to uphold, many of which were drafted and vouched for by current directors themselves.  As stated before, with BHG being forced to disclose these very material facts here that the Board omitted and were fully aware of and should have already on your own, if you want to claim that BHG bringing them to light is an issue, you are blame-shifting and gaslighting yet again when this entire situation was entirely avoidable if you made proper disclosures on your own, merely upheld your fiduciary duties, and maintained compliance with Irish law.

6. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you do not disclose that you have beyond coerced your entire shareholder base to prevent their submission of any director nominations, and - in fact - went so far as to obtain a formal restraining order to forcefully preclude your shareholders from submitting director nominations (directly from the restraining order, prohibiting "any action seeking to … nominate, appoint … any directors or officers of any Debtor"), so that you may hold them in contempt of court if they do attempt the submission of director nominations.  By virtue of § 6 of the injunction, you make it clear that any shareholder (far beyond BHG) violating the active restraining order, upon an attempt to include a nomination, would result in the Company being able to hold them in contempt of court, with your reliance on that § 6 of the injunction (otherwise you would not have included that part of the order).  You also do not disclose that director nominations have been virtually thrown out and are not on the ballot because you would not even consider them and were outright denying their submission so that you could ensure the present Board remains the only directors listed on the ballot, in complete violation of the Act, § 212.  You then outright lie in the proxy statement filing and demonstrate absolute guilt in breaching our corporate charter (that you took an oath to uphold and comply with at all times) when you state on page 23 of the proxy filing that "as provided in its charter, the Governance and Compliance Committee will consider nominations submitted by shareholders".  Are you joking?  You also do not disclose the effects of your effective tampering of the ballot (the directors available to be voted) and how it will fatally restrict/manufacture the results of the election to prevent any new Board members from being instituted.  You also do not disclose how, without the restraining order, the outcome of the annual general meeting, election, and business matters being voted on could be materially different.

7. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you do not disclose that shareholder proposals are missing (because any possible proposal submission would allow the Company to hold the submitter to be held in contempt of court, per § 6 of the restraining order), that shareholders were coerced to prevent submission of any shareholder proposals, and that you went so far as to obtain a restraining order to allow you, our fiduciaries, to hold shareholders in contempt of court if they attempted the submission of a shareholder proposal (the same as the issue with shareholders being barred from nominating additional directors).  You do not disclose that the outcome of the general meeting undeniably could result in a very materially different outcome for the Company, if shareholders were not oppressed and restricted from being allowed to submit shareholder proposals (for instance, directors could not only be dismissed, but also dismissed for cause, if such a proposal was allowed to be put forth as BHG wished to). You also do not disclose that shareholders would, due to the injunctive order against your entire shareholder base, be subject to violation of the restraining order, § 1(c), if they were to bring proposals to the floor at the actual annual general meeting, autocratically completely silencing your entire shareholder base (any shareholder could potentially be labeled by the Board as "acting in concert", as worded in your injunctive order), in absolute violation of the Act, § 1104 (providing that shareholders/members have the right to place items on the agenda of an annual general meeting of the members/shareholders).  And if you want to make the bogus claim that it was just those in the 13-D group established by BHG who were barred from submitting proposals and/or nominations, then you are admitting violation of the Act, § 1100 (categorically prohibiting anything but equal treatment of members/shareholders of a traded PLC).

8. Within your proxy statement filing for the August 13, 2021, Annual General Meeting, you do not disclose that not one Board member or executive officer (not one single person out of all of you) were in compliance with this Company's ongoing minimum equity ownership "requirements" as of even the Chapter 11 petition filing date (and most all of you, many months before that), which was nearly a month before you decided to "waive" those equity retention requirements.  You also sporadically, falsely, use "guideline" as a substitute for the word "requirement" in the proxy statement filing, when they were never optional or anything near a soft "guideline".  You do not disclose those active violations before you waived the requirements, and - again - that would change the mind of many voters as to whether you can be trusted in your positions or not, when you cannot even follow the rules that were vouched for by those in your position.  That is a major, material deficiency of the proxy statement and omission of fact.  You have been made aware of this major deficiency and omission in BHG's July 7, 2021, letter to the Board, yet you still have not cured this major disclosure deficiency (although, also unsure as to how you even could), because you know it would very much change the opinions of shareholders as to whether or not they would vote for you.  As further noted in BHG's July 7, 2021, letter to the Board, your failure to disclose your active violation of ongoing equity retention requirements (every single director and executive officer), well before those stock ownership requirements were conveniently "waived" by the Board, preys on the fact that your shareholder base is now dominantly non-institutional (given, your transition from the NYSE to the OTC markets), and therefore that most all of your current shareholders that read your proxy statement and receive a voting ballot do not even know what a Form 4 filed with the U.S. Securities and Exchange Commission is, let alone how to read one.  Underhanded, is a very fitting word for your proxy statement (this whole situation, really), to say the least.

Notwithstanding the above numbered list, you may refer to the full laundry list of integrity concerns/issues also discussed within the July 7, 2021, letter from BHG to the Board, along with the past two letters before that (for the convenience of all, included in the 13-D filing simultaneous to this letter).

Before I get to a list of additional violations of the Act identified just since our July 7, 2021, letter, I will very pithily tell you to drop the absolute load of boloney that your illegal attempt to oppress your shareholders and strip them of their rights was "consented" to.  Your mere request (the initial request) to obtain an injunctive order against shareholders to oppress their rights and interests is illegal under Irish law on its own (per the Act, § 212, "powers of the directors of the company … being exercised … in a manner oppressive to … any of the members") - it is the equivalent of attempted assault, which is a crime in itself, even if you were not successful in the full crime of assault.  An act is also not "consent" when the party "consenting" is being coerced by fiduciaries and under absolute duress.  Your successful coercion does not make your illegal act legal - what a convoluted pipe dream, if that is your rationale.  I will also add, the initial restraining order was met with a 45-minute oral argument by BHG as to why the restraining order requested in violation of the Act, § 212, should not have been instituted (far from the "consent" you misleadingly claim), outlaying the Board and management of this Company's numerous violations of Irish law, our corporate governance rules, mirror breaches of duty for which directors were held personally liable in Irish High Court cases, etc., as to why shareholders were exercising their rights for very meritful reasons. After the "temporary" restraining order was forced on BHG, despite its 45-minute argument before the court as to why it should not be issued (again, far from consent, and - in fact - the complete opposite), then, leading up to the trial for making that "temporary" restraining order permanent, your legal counsel threatened BHG through our legal counsel that you would drag out depositions and trials based on allegations that included alleged violation of statutes for which no private cause of action even exists (you cannot create a private cause of action to rely on out of thin air), which means your main goal with that litigation (with no legal grounds to sue as a private entity, given no private cause of action to rely on) was to harass BHG and myself with those claims for which you had no right to file suit over as a private entity, also in complete violation of your fiduciary duties (and, again your Guide to Business Conduct).  Then, due to the coercion of the Company toward BHG, BHG then "consented" to a restraining order remaining in place due to threats made to BHG by the Company, in complete retaliation for BHG's exercising of their rights under Irish law when fiduciaries are not fulfilling their duties (not even merely attempting to address integrity issues/concerns being raised).  The restraining order was far from consented to being actually instituted (again, a 45-minute oral argument as to why it should not have been instituted), but was only "consented" to remain in place due to the duress at hand as a result of the Company's threats, as BHG also knew the restraining order would anyways remain in place, even if a full trial was conducted, given that the U.S. court very seemingly did not care if the Company was violating Irish law, so there was no purpose in BHG spending countless thousands to defend why the restraining order was not meritful, if the U.S. court already was of the position that they apparently did not care about Irish law.  With your 13-D allegations (which there is absolutely no private cause of action for you to rely on, again, making them absolute harassment), you criticize this shareholder base for how well they assembled to regain control of this Company because our fiduciary directors were not acting in the best interest of the entirety of the capital structure (again, as held to be required even through absolute insolvency In Re Systems Services Building Group, Ltd. [2020]), similar to a robbery victim being criticized by their attacker for having "assaulted" them through their physical defense of themselves as a means of allowing an opportunity to run from the attacker - that is a disgraceful and beyond appalling aspect of the situation to focus on as part of your perspective relative to it.  Those claims against BHG were - again - a mere scapegoat and façade for your hidden agenda of getting a muzzle on your shareholders, far beyond BHG (crystal clear from § 6 of the injunctive order).  Beyond that, this entire shareholder base did not "consent" (as you misleadingly tout that term to the public, to my legal counsel, and in letters to BHG) to that cram-down gag order.  BHG had the choice of "accepting" it while under duress, for the High Court of Ireland to intervene when possible, or face your threatened continued litigation based on statutes for which no private cause of action even exists (therefore, making it vexatious litigation), and the previous option was the lesser evil - BHG and this shareholder base was going to be oppressed by this Board either way.  So, while I know your argument to the High Court of Ireland will be that your gag order was not "oppression" because you got "consent" from my firm under duress, your lawyers are very competent, so I would believe they are aware that duress rids the validity of "consent".  And no matter if you received "consent" or not, oppression of minority shareholders is still in violation of the Act, § 212 - unless we proposed our own gag order, it is illegal.  The mere fact that you even requested a gag order is already an attempted violation of your duties and the Act, § 212 - I certainly did not request an order to enjoin my own rights and never would have proposed it, obviously.  The High Court of Ireland will see this situation for what it is - I am very confident in that.  This entire shareholder base has a claim against all directors and this management for your oppression of every shareholder under your fiduciary duty.  While you also will likely try to claim that the active injunctive order only lists BHG, and therefore was not meant to oppress every shareholder, it is very clear through § 6 of your injunctive order, that it applies to all shareholders - that is coercion and oppression of every shareholder.  The spirit of the injunctive order, very clearly, was to cover any shareholder that could possibly violate those statutory and constitutional rights which you forcefully stripped from your shareholder base.  That is abundantly clear.  While you also might try claiming that only BHG is prohibited from voting against directors, that is false, as if another shareholder (any shareholder in this shareholder base) were to submit a shareholder proposal to dismiss all directors for cause, they would be subject to violation (and consequential effect) of the injunctive order, § 1(d), and possible contempt of court under § 6 of the order, so your injunctive order covers them as well - you do not get to pick the bits and pieces that apply to individual shareholders in an attempt to make yourselves look better (prejudicial treatment across shareholders is, again, a violation of the Act, § 1100). It is utterly clear that your "consent" argument is entirely fallacious and misleading, as the order's initial institution was argued orally by BHG for 45 minutes before its unconsented institution, in violation of the Act, § 212, every other shareholder in this shareholder base had no part in the "consent" (that "consent" under duress was to merely allow the unconsented to and contested/objected to order to remain, after your coercion of BHG) you continually attempt to allude to, and it was only "consented" to under the coercion and duress of your vexatious litigation against your shareholders for raising the major integrity concerns/issues you failed as fiduciaries to resolve, in complete violation of the Mallinckrodt Plc. Guide to Business Conduct anti-retaliation policy and your ever-existing fiduciary duties to the entire capital structure under Irish law.

Since the July 7, 2021, letter, we have also become aware of additional violations and obstructions of the Act by this Board and Company, which BHG also wishes to put you on firm notice of:

1. This Board has obstructed the provision of the Act, § 179 (providing that members/shareholders of this Company have the absolute right to apply to the Irish High Court for a court-ordered extraordinary general meeting), expressly due to their ongoing oppression of this entire shareholder base's rights under the Act, in direct relation to your congruent violation of the Act, § 212, whereby you impede on the ability of every shareholder to apply with the High Court of Ireland for relief of their illegal oppression.  It is a legal right of this shareholder base under Irish law (the Act, § 179) that they are able to freely apply with the High Court of Ireland for relief of oppression, and you have - without question - interfered with their ability to freely exercise that right (absolute oppression of that right).

2. Obstruction of the Act, § 178 (requiring directors to convene an extraordinary general meeting upon the requisition of a proper quorum of members/shareholders, which is 5% of members in the case of a Traded PLC, with reliance on the Act, §§ 1099 and 1101, since the Company is, again, traded on the Frankfurt Stock Exchange under ticker "MCD"), provided the provision of the Act, § 178(2), which explicitly provides that individual Irish companies have no right to override that statutory right of Company members/shareholders under the Act, § 178, and that the Act, § 178, remains a right of Company members/shareholders, even if not included in a Company's constitution.  You have entirely obstructed the Act, § 178, when that § 178(2) explicitly states you are one hundred percent prohibited from doing so.  The Act, § 680 (requiring a liquidator convene general meetings of the members/shareholders continue uninterrupted and at least once per year throughout those liquidation proceedings), directly supports our argument that insolvency proceedings are a time during which shareholders/members unrestrictedly retain their innate rights under the Act (to ensure to that value is incentivized to flow as high up the capital structure as possible throughout such insolvency proceedings) and that member/shareholder meetings must continue as normal, without interruption, giving no right to directors, liquidators, examiners, etc. that they may interfere with member/shareholder meetings and/or obstruct shareholder rights (in violation of the Act, § 212).  In fact, the Act, § 680, not only requires shareholder meetings to be held throughout insolvency proceedings, but requires them to be, minimally, held even closer together.  During the normal course of business (outside of an insolvency liquidation setting), under the Act, § 175, meetings are to be held no further than 15 months apart, while the Act, § 680, requires them to be held no further than 12 months apart, actually statutorily enhancing shareholder rights during insolvency.  The Act, § 680, is absolute proof that shareholder rights are ongoing at all times, even throughout insolvency, until a Company's shares are struck from the record and a Company no longer legally exists.  Nowhere in the Act does a provision provide a Company to interfere with member/shareholder rights, § 212 exactly prohibits that, and § 680 directly supports our position.  Examinership proceedings also include meetings of the members/shareholders, which you already conceded to including in your Chapter 11 disclosure statement, for which also directly supports our position that, even in a time where a Company believes it is insolvent, member/shareholder meetings still continue normally throughout such insolvency proceedings, members/shareholders do not lose their voice/rights even upon the Irish High Court agreeing a company is insolvent (through the Company being admitted into the examinership or liquidation process), nor are directors allowed to oppress the rights/voice of their members/shareholders which have so entrusted them as fiduciaries not to obstruct any provisions of the Act, including § 212.

3. In violation of the Act, § 1100 (prohibiting anything but equal treatment of members/shareholders of a "traded PLC"), this Board has prejudicially treated BHG (and put their sights on any shareholder/member acting in "concert", so therefore automatically the entire 13-D group, which BHG had included various shareholders within to indicate broad shareholder base demand for an extraordinary general meeting to be called) since its lawsuit against BHG, also in complete violation of the Company's Guide to Business Conduct, wholly prohibiting retaliation against those raising integrity concerns/issues to the Board.  Further, this Board is broadly prejudicing their entire member/shareholder base based on individual shareholder-by-shareholder actions, expressly indicating in the restraining order covering the entire shareholder base that any shareholder which does not support the Board, its initiatives, and wishes to exercise their shareholder rights under the Act in a way that does not support the present Board's initiatives, will be prejudicially retaliated against, all the way up to being possibly held in literal contempt of court.  You, our Board, are clearly and maliciously using a foreign court for a vacation from Irish law, and as a means to prevent your constituency from reporting your numerous violations.

4. In relative relation to number 2 of this list (your obstruction of the Act, § 178), your absolute obstruction of the Act, § 1101, providing that members of a traded PLC (again, I think you need to get a grip on where your stock is listed, as it is traded on the Frankfurt Stock Exchange under ticker "MCD", which Germany has been a member state of the European Union since its founding) have the absolute right to call an extraordinary general meeting upon the requisition of members/shareholders representing 5% of such a company's outstanding common stock shares.

5. In obstruction of the Act, § 1104 (providing that shareholders/members have the absolute right to place items on the agenda of an annual general meeting of the members/shareholders), you have prohibited your shareholders from placing shareholder proposals on the agenda of the upcoming August 13, 2021, fatally rendering your annual general meeting invalid due to its violations of the Act.  And if you want to try to make the claim that you are only prohibiting certain types of proposals from certain members/shareholders of the Company, then you are directly conceding to your violation of the Act, § 1100.

6. In obstruction of the Act, § 1106 (providing that members/shareholders have the absolute right to speak at an annual general meeting), you have muzzled your shareholders from freely speaking and bringing forth proposals to the floor, with your restraining order restricting the actions of your entire shareholder base, including restricting the speech of your shareholders/members in the way of verbally bringing proposals forth to the floor of the annual general meeting, in - again - complete violation of the Act, § 212.

7. In obstruction of the Act, § 1107 (the right of shareholders/members to freely speak and ask questions at a general meeting of the Company), your restraining order against shareholders directly interferes with the ability for members/shareholders to freely ask questions at a general meeting, for fear of violating one of the intentionally vague prohibitions of the restraining order.  And again, if you attempt to claim that you are only restricting the actions of BHG and the 13-D group (those acting in "concert"), then you are prejudicially treating BHG and the 13-D group, and therefore expressly conceding to violation of the Act, § 1100.

8. In obstruction of the Act, § 1109 (providing the shareholders the absolute right to vote by correspondence), you have delivered shareholders/members ballots, which you will then claim allows your shareholders to vote, but - like your attempt to maintain a false front of compliance with the Act, § 175 (where you are attempting to run a completely invalid, tampered annual general meeting because you know you are required to no further than 15 months from the last general meeting), you provided us a ballot, but then have an active restraining order prohibiting us from voting the ballot as we wish, making the ballot (and, therefore, this entire "election") an absolute hoax.  You give us a ballot, then tell us in the restraining order that we are prohibited from voting as we wish against directors, which is then an absolute falsehood then that we are able to vote by correspondence - plain and simple.  We are also not even allowed to freely vote in person without violating the conditions of your restraining order (again, "any action seeking to remove … any directors or officers of any Debtor", which that would certainly qualify), so it goes far beyond the violation of not being able to vote by correspondence.  You also have delivered an entirely invalid ballot, given that it is missing shareholder proposals that you are fully aware your shareholder base wished to bring forth (specifically, dismissing all directors for cause), yet you made those proposals illegal to submit, along with the director nominations that you are fully aware your shareholder base wished to submit, in complete violation of the Act, § 212, and our corporate charter.  How fascinating…

9. In violation of the Act, § 1110, the Company is required to give shareholders a "full" account of the results of a vote.  How can you say that the "results" of your absolutely manufactured "election" are the "full" account of votes, when you effectively scavenged the ballot box and tossed out the ballots of dissident shareholders through your prohibition of them even being cast?  How can you also say that those are the "full" results when you have essentially left off, and not allowed for voting on, director nominations that you fully precluded from even being submitted, in complete violation of our corporate charter?  You, essentially, also threw out the ballots that included votes for any directors that were not presently on the Board.  What an absolute mockery of Irish law - I do not think they will find any humor in such perversion.

10. Further, as part of the Act, § 1110, you are one hundred percent required as a Company to facilitate the exercise of shareholder rights by financial intermediaries (for which, BHG unquestionably qualifies as a registered investment advisory firm).  How can you say you are facilitating the exercise of shareholder rights through intermediaries, as required under the Act, when you have - in fact - precluded those basic actions of exercising those rights to begin with, with your restraining order against this entire shareholder base?  Good luck explaining that one.  You are violating that statute (yet another one), by attempting to preclude BHG, as a financial institution/intermediary, from facilitating the exercising of shareholder rights at the instruction of its clients, with your restraining order already in violation of the Act, § 212.  As illegal as it is for you to have instituted your injunctive order, given the Act, § 212, BHG is not advising clients how to vote their shares, but - given that we have been delivered a ballot - we are entirely required to contact clients to inform them that we have received a voting ballot that represents the voting power of their shares in the overall share count available for voting exercise on our master ballot for the entire firm of BHG, for which we are - again - legally, yet illegally, precluded from advising on how to vote, are legally required to tell them that they are technically precluded from voting, but if the client of BHG instructs us to still vote their shares a certain way, BHG is legally required to follow our clients' instructions, without deviation - that is not a choice on our end, and an absolute fiduciary duty.  BHG (and I, as a representative of the firm) has absolutely no control over whether a client votes their shares, how clients of the firm vote their shares of the Company, and if a client instructs BHG that they wish to vote their shares with instructions as to how they wish those votes to be cast (given, BHG cannot express an opinion on voting options), BHG - as a fiduciary - must heed to the client's instructions and wishes.  It is an absolute duty of BHG to follow the orders/instructions of clients.  If this Company and Board is of the position that BHG should act in absolute deviation of the instructions received by its clients, you are directly asking BHG to break its fiduciary duty as much as you all have, and - that - I refuse to do.  BHG is not taking any risk of losing our operating standing because you wish to evade the laws of your country of incorporation, your own fiduciary duties, oppress/coerce your shareholders, and otherwise - that is your problem.  I can tell you that certain clients have already stated they will not be voting their shares, in fear of further retaliation by this Board, further supporting the absolute illegitimacy of this "election", which I have no doubt will be nullified due to the irrefutable coercion of this entire shareholder base, not to mention the equally irrefutable previous and active violations of the Act, § 212 (not to mention the numerous other statutes), with regards to unrestricted voting, obstruction of this shareholder base's absolute right under Irish law (and this Company's constitution) to submit director nominations, and this shareholder base's absolute right under Irish law (and this Company's constitution) to submit shareholder proposals.   I will conclude this numbered item with, verbatim from the U.S. Securities and Exchange Commission's circular on an investment advisor's fiduciary duty and responsibility related to voting authority of client security interests (link in footnote), "an investment adviser [should] form a reasonable belief that its voting determinations are in the best interest of the client, it should conduct an investigation reasonably designed to ensure that the voting determination is not based on materially inaccurate or incomplete information." 1   BHG has conducted our investigation of the Board's approved and submitted proxy statement materials and has very easily concluded that you not only have deceived your shareholder base, but outright lied in that disclosure filing (such as, the Board-approved statement that director nominations were being considered).  Upon this investigation conclusion, BHG also (per the precise obligations in that cited circular) responsibly informed the Board, Broadridge, and Ireland's Office of the Director of Corporate Enforcement, on July 7, 2021, of the numerous alarming deficiencies of disclosure within the proxy statement distributed alongside these "election" ballots, the absolute lies in that proxy statement (again, such as that director nominations were being considered), and - above all - this Board never mentioning/disclosing once the restraining order that bars your shareholder base from participating in this "election" (participation that is this shareholder/member base's absolute right under the Act) and how your restraining order oppressing/stripping your member/shareholder base's rights fatally tampered and manufactured the results of this "election" before it even started.  BHG has received numerous calls from shareholders confused about this "election" and their rights, given the restraining order and its entirely fatal effects.  No one knows what they can and cannot do anymore, which is our very firm basis for belief that the High Court of Ireland will nullify this "election" (and, hopefully, grant our request for your disqualification, given such illegal and immoral behavior that absolutely illustrates the ethical standards of this Board and their "wish" to uphold Irish law).

_________________________________________
1 See Fiduciary Interpretation, 84 FR 33669, at 33674 (also, page 4: https://www.sec.gov/rules/interp/2019/ia-5325.pdf). See also Proxy Voting by Investment Advisers, Release No. IA-2106 (Jan. 31, 2003), 68 FR 6585 (Feb. 7, 2003) ("Proxy Voting Release"), at 6586 (explaining that an adviser's duty of care with respect to proxy voting requires, among other things, an adviser with proxy voting authority to monitor corporate events.)

Before closing, I will also put on the record with this letter that, without prejudice, BHG is not going to file an objection to confirmation of your plan, as it is clear the U.S. court wishes to push through this plan, despite its numerous illegalities and inequities under Irish law.  You can consider the content of BHG's letters, our very firm, unresolved grounds of objection to the plan.  A "scheme of arrangement" illegally derived and the result of coercion, is automatically precluded from approval/sanctioning, as firmly held in the Irish High Court case of In Re Colonia Insurance Ireland Ltd. [2005].  Even if your valuation opinion as part of your "scheme" was correct (which you have no factual proof of), your plan is absolutely invalid on even just the single basis that StrataGraft®, which undoubtedly added material value to the asset side of the balance sheet of this company would - in a liquidation - cause stakeholders receiving partial to no recovery, to receive an enhanced recovery than initially proposed (given, that this plan is based on the pre-StrataGraft® financial conditions of this Company).  In a liquidation, that extra value from StrataGraft® would have flowed further up the capital structure than when you began the liquidation, when your plan does not reflect that added value.  You also just secured more revenue from that drug than you disclosed losing due to the decision on the CMS/Acthar issue, so you do not have any grounds for "hopeless insolvency" due to revenue loss either.  Further, you already admitted that those set to receive equity are "over-secured" at the expense of other stakeholders receiving partial or no recovery, which nullifies your plan yet again, admitting that stakeholders would fare better under an actually equitable plan.  You cannot simply toss someone extra value and then tell the other person whose expense that extra was given, "sucks to be you".  If you actually held proper valuations and auctions for assets/equity, you would know what it is worth so that you would actually be giving the proper amount to every stakeholder, with no "over securing" at the expense of other stakeholders - you owe an equal an equal duty to all stakeholders.  You also cannot take a number on a balance sheet, whack off an arbitrary amount of it (just enough to portray insolvency, and then a little extra), and say that is what the asset would garner in a liquidation - that is an utter joke and the exact reason Ireland set the precedent they did in Systems Services Building Group, Ltd. [2020], to prevent assets being dealt (whether through a reorganization or liquidation) at an undervalue, to absolutely prove out value, and to ensure that every stakeholder receives every penny possible for their investment in the company (whether bonds, stock, or otherwise).  If this your best attempt at running a company, my god, none of you belong at any company.  And even if you modify the amount of equity being allocated to the parties it is to try to nullify your impeaching "over secured" statement, you still have no proof that the new amount is even the correct amount because you do not even know what that equity is worth (cannot possibly, given no open market auctions to prove out value of even the balance sheet, as required by the previously cited case of Systems Services Building Group, Ltd. [2020]).  You did not hold open market auctions for equity to prove your theory of "worthlessness" and assure maximum value distribution to shareholders, you did not hold an open market auction of assets to prove your ludicrous, unsupported valuation opinion placed on assets such as our unapproved drug pipeline…  Your intent could not be painted on the wall any clearer with your actions, lack of care, and utter contempt toward those whom you are supposed to take utmost care of as part of your ever existing fiduciary duty.  Also, let me take a guess: In the imminent 10-Q filing, you will mark down the assets a little more to try to prove out your "hopeless insolvency" song and dance (with no justification, as you tout how great the company is doing in your just-filed proxy statement, all of its wonderful drugs in the pipeline being made progress on, just after StrataGraft® is approved, and so many other wonderful things that far from justify any asset write-downs) - it is almost as if the next chapters of this story are already written.

As also stated at the end of the letter dated July 7, 2021, this letter (and the three letters previous to this) will be filed with the High Court of Ireland as evidence when the Company opens a case to attempt entering the Irish examinership process and/or approval of this Board's completely invalid and illegally derived "scheme of arrangement".  Until then, we will allow you to enjoy the rest of your vacation from Irish law during these U.S. proceedings that you so wish to push through on and will abide by your restraining order against shareholders, but you are not going to, in your proxy statement, to Broadridge, the investing public, and the Government of Ireland, falsely portray and deceive that this is some certifiable, legitimate renewal of your directorships as part of an ongoing, uninterrupted, and legitimate democracy, as it is not.  This whole situation is the biggest slap in the face to everyone at this table, and especially the Government of Ireland.  Unless the High Court of Ireland throws out the entire Companies Act of 2014 (for as many statutes as you have absolutely violated and obstructed) and wishes to nullify the precedent of such ethical standards set by those High Court cases cited by BHG, your "scheme" is dead on arrival.  Sanctioning this plan would result in setting an additional, unequivocal precedent that, if you are a big enough of a company, you are exempt from the Companies Act and - if shareholders are not aware of a board plotting against those it has a fiduciary duty to hijack the company from its stakeholders (not just shareholders) - they have the right to run off with it.  Your further attempt to falsely portray (and put forth for certification) that this is some democratic process is entirely fictitious, dishonest, and reprehensible (we will let the Irish High Court determine if it - in its entirety - crosses into the realm of fraud).  You, the Board, singlehandedly ended the democracy of this Company months ago, so do not mislead that such democracy still exists after your unequivocally fatal destruction of it and domineering transition to your present de facto oligarchic regime.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.